Mirisata PDX

Profit and Loss
January - December 2020

	TOTAL
Income	
PDX Sales	16,718.11
Discounts	-1,138.50
DoorDash	15,262.75
Returns	-734.73
Total PDX Sales	**30,107.63**
Postmates	1,271.59
Shopify Sales	91,694.80
Uncategorized Income	0.00
Total Income	**$123,074.02**
Cost of Goods Sold	
COGs Inventory Adjustment	-1,000.00
PDX COGS	
Alcohol	198.40
CC Processing Fees	3,544.48
Delivery Fees	994.63
Food	46,072.42
Other COGS	151.41
Total PDX COGS	**50,961.34**
Total Cost of Goods Sold	**$49,961.34**
GROSS PROFIT	**$73,112.68**
Expenses	
Advertising & Marketing	3,113.30
Bank Charges & Fees	42.93
Charitable Contributions	7,864.56
Dues & Subscriptions	20.00
Software	452.52
Total Dues & Subscriptions	**472.52**
Guaranteed Payments	
Alex	6,450.50
Rochelle	11,278.00
Simar Tate	12,108.00
Total Guaranteed Payments	**29,836.50**
Insurance	363.50
Legal & Professional Services	940.00
Payroll Expenses	
Contractors	6,213.00
Workers Compensation	882.36
Total Payroll Expenses	**7,095.36**
Reimbursements	666.54

Mirisata PDX

Profit and Loss
January - December 2020

	TOTAL
Rent & Lease	24,461.50
Repairs & Maintenance	402.23
Research + Development	669.52
Supplies	
Office	1,795.15
Postage and Delivery	27.96
Total Office	**1,823.11**
Restaurant	3,952.91
Smallwares	6,580.34
Total Supplies	**12,356.36**
Taxes & Licenses	75.00
Utilities	
Electric	1,060.87
Garbage	334.60
Gas	625.95
Phone/Internet	379.15
Water	472.62
Total Utilities	**2,873.19**
Total Expenses	**$91,233.01**
NET OPERATING INCOME	$ -18,120.33
Other Income	
Interest Income	50.00
Tips Income	17,707.93
Total Other Income	**$17,757.93**
Other Expenses	
Amortization	151.36
Depreciation	4,184.29
Total Other Expenses	**$4,335.65**
NET OTHER INCOME	$13,422.28
NET INCOME	$ -4,698.05

Mirisata PDX

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	84.50
Checking	10,702.75
Door Dash Holding	0.00
Petty Cash	0.00
Postmates Holding	113.35
Savings	55.00
Shopify Holding	231.07
Spoton Holding	2,868.28
Total Bank Accounts	**$14,054.95**
Other Current Assets	
Inventory Asset	1,000.00
Total Other Current Assets	**$1,000.00**
Total Current Assets	**$15,054.95**
Fixed Assets	
Accumulated Amortization	-151.36
Accumulated Depreciation	-4,184.29
Equipment	1,184.29
Leasehold Improvements	3,000.00
Start Up Expenses	151.36
Total Fixed Assets	**$0.00**
Other Assets	
Security Deposit	2,758.50
Total Other Assets	**$2,758.50**
TOTAL ASSETS	**$17,813.45**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Gift Cards	1,660.00
Loan Payable	
██████████	105.00
███████████████	12,000.00
Earthly Gourmet Loan	4,746.50
Farm Spirit	2,000.00
████████████	2,000.00
Total Loan Payable	**20,851.50**
Total Other Current Liabilities	**$22,511.50**
Total Current Liabilities	**$22,511.50**
Total Liabilities	**$22,511.50**
Equity	
Retained Earnings	
Net Income	-4,698.05
Total Equity	**$ -4,698.05**
TOTAL LIABILITIES AND EQUITY	**$17,813.45**

Mirisata PDX

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-4,698.05
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	-1,000.00
Accumulated Amortization	151.36
Accumulated Depreciation	4,184.29
Gift Cards	1,660.00
Loan Payable ▮▮▮▮▮	105.00
Loan Payable ▮▮▮▮▮▮▮	12,000.00
Loan Payable:Earthly Gourmet Loan	4,746.50
Loan Payable:Farm Spirit	2,000.00
Loan Payable ▮▮▮▮▮	2,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**25,847.15**
Net cash provided by operating activities	**$21,149.10**
INVESTING ACTIVITIES	
Equipment	-1,184.29
Leasehold Improvements	-3,000.00
Start Up Expenses	-151.36
Security Deposit	-2,758.50
Net cash provided by investing activities	**$ -7,094.15**
NET CASH INCREASE FOR PERIOD	**$14,054.95**
CASH AT END OF PERIOD	**$14,054.95**